Exhibit 99.1

OKYO Pharma Limited

Final audited results for the year ended 31 March 2022

LONDON and NEW YORK, August 16, 2022. OKYO Pharma Limited (NASDAQ: OKYO; LSE: OKYO) (the “Company”) is pleased to announce its final audited results for the year ended 31 March 2022.

Summary of OKYO-101 studies during the last year

●	OK-101 is designed to target a chemokine-like receptor 1, or CMKLR1, which is a G protein-coupled receptor, or GPCR, expressed on macrophages, monocytes, plasmacytoid/myeloid dendritic cells, natural killer cells and nonhemopoietic cell types, such as endothelial and epithelial cells. Activation of CMKLR1 by its endogenous peptide ligand chemerin is known to modulate inflammation, but natural ligands for CMKLR1 have short half-lives due to rapid inactivation.
●	A major issue with topical administration of any drug designed for treating DED is the requirement that the drug have adequate drug ‘residence’ time at the ocular site. The drug candidates we have developed are designed to combat washout by including a lipid ‘anchor’ within the candidate drug molecule to enhance the residence time of the drug in the eye. We refer to our candidates for DED as “lipidated-chemerin” analogues to highlight this pharmacologic characteristic.
●	Animals induced with scopolamine to generate acute DED showed a statistically significant increase in corneal permeability relative to naïve non-stressed animals. The addition of cyclosporine to scopolamine-induced DED animals showed a statistically significant reduction of permeability (p ≤ 0.001). Notably, OK-101 demonstrated a dramatic reduction of DED-induced corneal permeability as well (p ≤ 0.001).
●	OK-101 was topically administered to mice in comparison to the positive control gabapentin which was administered via intraperitoneal injection. Pain relief was evaluated by an eye-wipe count, and OK-101 was shown to reduce corneal pain similar to that of gabapentin, a commonly used oral drug for neuropathic pain. Notably, the drug concentration of OK-101 used in this study was identical to that used in mouse models of DED that demonstrated ocular anti-inflammatory activity. OK-101 had no effect on corneal epithelial integrity compared to gabapentin or balanced salt solution.
●	A separate series of experiments was also performed to evaluate ocular tolerance of OK-101 in rabbits via repeated ocular instillation followed by clinical ophthalmic observations. Rabbit ocular tolerance tests on OK-101 showed no adverse signs such as inflammation, chemosis or hyperemia and no signs of local irritation.
●	During the fourth quarter of 2021 we successfully manufactured a 200-gram batch of OK-101 drug substance needed for the IND-enabling studies.
●	On February 15, 2022, we announced the successful completion of the pre-IND meeting facilitated by Ora with the FDA regarding development plans for OK-101 to treat DED. Both nonclinical and clinical development milestones were covered in the pre-IND meeting, with the FDA agreeing that our first human trial would be a Phase 2 safety and efficacy trial in DED patients.

Summary of OKYO-201 studies during the last year

●	OK-201 is designed to activate a human MAS-Related G Protein-coupled Receptor (MRGPR), which is a promising analgesic target. This receptor is expressed mainly in sensory neurons and is involved in the perception of pain. Activation of MRGPR by BAM peptide inhibits pain by modulating Ca2+ influx.
●	On April 28, 2021, we announced positive results of OK-201, a non-opioid analgesic drug candidate delivered topically, as a potential drug to treat acute and chronic ocular pain. Importantly, OK-201 demonstrated a reduced corneal pain response equivalent to that of gabapentin, a commonly used oral drug for neuropathic pain. These observations demonstrated preclinical ‘proof-of-concept’ for the topical administration of OK-201 as a potential non-opioid analgesic for ocular pain.

Future strategy of OKYO-101

●	To support our work, we signed an agreement on April 13, 2021 with Ora, Inc., or Ora, a major clinical research organization (“CRO”), specializing in ophthalmic drug development.
●	Based on the results from earlier DED animal model studies that have been performed with OK-101 as well as the additional animal study showing the potential of OK-101 to reduce corneal neuropathic pain, we are moving forward with plans to file an IND to treat DED in the fourth quarter of 2022.
●	Followed by the subsequent initiation of a Phase 2 trial of OK-101 to treat DED patients in the first quarter of 2023.
●	Once we are clinically evaluating OK-101 to treat dry eye, we will also undertake the plan to explore the drug candidate’s potential to suppress the inflammation associated with uveitis and allergic conjunctivitis. In support of this plan, we will be exploring preclinical development of OK-101 for the uveitis indication by first establishing ‘proof-of-concept’ for this indication utilizing animal model studies of anterior uveitis to evaluate the potential of OK-101 to suppress the inflammation associated with uveitis.
●	We also plan on conducting ‘proof-of-concept’ studies using OK-101 for the treatment of chronic and seasonal allergic conjunctivitis using a conjunctival allergen challenge animal model to investigate the potential of OK-101 to suppress the inflammation associated with allergic conjunctivitis.

Future strategy of OKYO-201

Over the next year, we have decided to maintain this drug candidate at the exploratory level.

Financial Highlights

●	Total comprehensive loss of £3,976k (2021: £2,994k)
●	Cash balance at 31 March 2022 £2,056k (31 March 2021: £4,992k)

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Gabriele Cerrone, Non-Executive Chairman

Optiva Securities Limited	Robert Emmet	+44 (0)20 3981 4173
(Broker)

For further information, please visit the Company’s website at http://okyopharma.com/.

Extracts from the annual accounts for the year ended 31 March 2022 are set out below

OKYO Pharma Limited

Strategic report

The Directors present their strategic report for the Company, OKYO Pharma Limited (“OKYO” or the “Company”) and its subsidiary, (together the “Group”) for the year ended 31 March 2022.

Introduction

OKYO Pharma Limited (LSE: OKYO, NASDAQ: OKYO) is a preclinical biopharmaceutical company developing next-generation therapeutics to improve the lives of patients suffering from inflammatory eye diseases and ocular pain. Our research program is focused on a novel G protein coupled receptor (GPCR) which we believe plays a key role in the pathology of the inflammatory eye diseases that are the target of this technology. Our therapeutic approach is focused on targeting inflammatory and pain modulation pathways that drive these conditions. We are presently developing OK-101, our lead preclinical product candidate, for the treatment of dry-eye disease. We also plan to evaluate its potential in benefiting patients with ocular neuropathic pain, uveitis and allergic conjunctivitis. We have also been evaluating OK-201, a bovine adrenal medulla, or BAM, lipidated-peptide preclinical analogue candidate for ocular neuropathic pain that is currently in an exploratory preclinical stage.

We have not yet submitted an application to the Food and Drug Administration (“FDA”) for any of our product candidates. We have however significantly advanced our ongoing Investigational New Drug (“IND) enabling work on our lead candidate OK-101 during this past year for an IND submission for OK-101 to treat dry eye and are presently on schedule to file an IND on OK-101 to treat dry eye disease in the fourth quarter of 2022.

OKYO R&D PROGRAMMES

1)	OK-101 for Dry Eye Disease (DED)

OK-101, our lead preclinical product candidate, is focused on keratoconjunctivitis sicca, commonly referred to as DED, which is a multifactorial disease caused by an underlying inflammation resulting in the lack of lubrication and moisture in the surface of the eye. DED is one of the most common ophthalmic conditions encountered in clinical practice. Symptoms of DED include constant discomfort and irritation accompanied by inflammation of the ocular surface, visual impairment and potential damage to the ocular surface. There are presently approximately 20 million people suffering from DED in the U.S. alone (Farrand et al. AJO 2017; 182:90), with the disease affecting approximately up to 34% of the population aged 50+ (Dana et al. AJO 2019; 202:47), and with women representing approximately two-thirds of those affected (Matossian et al. J Womens Health (Larchmt) 2019; 28:502–514). Prevalence of DED is anticipated to increase substantially in the next 10-20 years due to aging populations in the U.S., Europe, Japan and China and use of contact lenses in the younger population. We believe this increase in prevalence of dry eye syndrome represents a major expanding economic burden to public healthcare. According to Market Research Report, Dry Eye Syndrome, December 2020, the global DED market in 2019 was approximately $5.22 billion, with the market size expected to reach $6.54 billion by 2027. In addition, DED causes approximately $3.8 billion annually in healthcare costs and represents a major economic burden to public healthcare, accounting for more than $50 billion to the U.S. economy annually.

At present, there are three major prescription drugs used to treat DED: 1) Restasis (cyclosporin), 2) Xiidra (lifitigrast) and 3) Tyrva (varenicline). However, DED continues to be a major unmet medical need due to the large number of patients not well served by present-day treatments due to their lack of adequate efficacy, slow onset of action and poor side effect profile. The development of new drugs to treat DED has been particularly challenging due to the heterogeneous nature of the patient population suffering from DED, and due to the difficulties in demonstrating an improvement in both signs and symptoms of the disease in well-controlled clinical trials. The evidence from over 40 years of scientific literature, however, suggests inflammation as the most common underlying cause of DED. Consequently, development of new therapeutic agents that target inflammatory pathways is crucial in improving symptoms in DED patients. OK-101 is focused on an anti-inflammatory pathway for treating dry eye.

OK-101 is designed to target a chemokine-like receptor 1, or CMKLR1, which is a G protein-coupled receptor, or GPCR, expressed on macrophages, monocytes, plasmacytoid/myeloid dendritic cells, natural killer cells and nonhemopoietic cell types, such as endothelial and epithelial cells. Activation of CMKLR1 by its endogenous peptide ligand chemerin is known to modulate inflammation, but natural ligands for CMKLR1 have short half-lives due to rapid inactivation. Discovery of OK-101, a stable, high potency CMKLR1 agonist by On Target Therapeutics (technology licensed to OKYO Pharma Limited) provided an important step toward the development of a new class of anti-inflammatory therapeutics that can be applied to the treatment of ophthalmic diseases including DED, uveitis and ocular pain.

A key driver in the development of OK-101 to treat DED, uveitis and other ocular conditions was an analysis of the inherent advantages and difficulties associated with the treatment of ocular conditions. One of the major issues with topical administration of any drug designed for treating DED is the requirement that the drug have adequate drug ‘residence’ time at the ocular site to afford a pharmacologic benefit before being washed out through natural processes of tear enhancement and lacrimal tear drainage. The drug candidates we have developed are designed to combat washout by including a lipid ‘anchor’ within the candidate drug molecule to enhance the residence time of the drug in the eye. We refer to our candidates for DED as “lipidated-chemerin” analogues to highlight this pharmacologic characteristic.

The potential efficacy of OK-101 to treat DED has previously been tested in mouse models of acute dry eye disease using the measure of corneal permeability of scopolamine-treated animals to evaluate effectiveness of drug candidates to treat dry eye disease. OK-101 demonstrated a clear reduction of DED-induced corneal permeability (p ≤ 0.001) in scopolamine-treated animals. OK-101’s effect in reducing DED-induced corneal permeability was virtually identical to that of the cyclosporine positive control animals included in the study and close to the baseline corneal permeability observed in control animals.

The potency of OK-101 was first determined in a cell-based PathHunter® β-Arrestin assay. This assay monitors the activation of a GPCR in a homogenous, non-imaging assay format using a technology developed by DiscoverX called Enzyme Fragment Complementation (EFC) with β-galactosidase (β-Gal) as the functional reporter. The enzyme is split into two inactive complementary portions (EA for Enzyme Acceptor and PK for ProLink) expressed as fusion proteins in the cells. EA is fused to β-Arrestin and PK is fused to human Chemokine-like receptor 1, CMKLR1. Activation of CMKLR1-PK induces β-Arrestin-EA recruitment, forcing complementation of the two β-galactosidase enzyme fragments (EA and PK). The resulting functional enzyme hydrolyzes substrate to generate a chemiluminescent signal, which is measured using chemiluminescent PathHunter® Detection Reagents.

Assay Design: PathHunter cell lines co-expressing the ProLink™ (PK) tagged GPCR (human Chemokine-like receptor 1, CMKLR1) and the Enzyme Acceptor (EA) tagged β-Arrestin were expanded from freezer stocks according to standard procedures. Cells were seeded in a total volume of 20 μL into white walled, 384-well microplates and incubated at 37°C for the appropriate time prior to testing. For agonist potency determination, cells were treated with various concentrations of peptide to induce response and incubated at 37°C for 90 minutes. Assay signal was generated through a single addition of 12.5 or 15 μL (50% v/v) of PathHunter Detection reagent cocktail, followed by a one-hour incubation at room temperature. Microplates were read following signal generation with a PerkinElmer EnvisionTM instrument for chemiluminescent signal detection. Compound activity was analyzed using CBIS data analysis suite (ChemInnovation, CA).

To further characterize the potential efficacy of OK-101 to treat DED, OK-101 was tested in a mouse model of acute DED. Animals were divided into five separate cohorts that included: 1) non-stressed control animals untreated throughout the study, 2) animals treated with scopolamine to induce acute DED, 3) animals treated with scopolamine to induce acute DED and treated with 0.1% cyclosporine as a positive control, 4) animals treated with scopolamine to induce acute DED and treated with phosphate buffer solution (the vehicle used for OK-101 delivery), and 5) animals treated with scopolamine to induce acute DED and treated with OK-101 in phosphate buffered solution.

Animals in cohorts 1) and 2) were left untreated with test agents throughout the 5-day period, whereas animals in cohorts 3), 4) and 5) were treated with either cyclosporine, or CS, vehicle or OK-101, respectively, twice a day during the 5-day period via bilateral topical administration of the respective agents. On the fifth day, all of the animals were assessed for efficacy by evaluating corneal permeability, a measure of dry-eye effectiveness, in live animals, as well as by exploring the impact of respective treatments on immune response.

Animals induced with scopolamine to generate acute DED showed a dramatic, statistically significant increase in corneal permeability relative to naïve non-stressed animals. The addition of cyclosporine to scopolamine-induced DED animals showed a statistically significant reduction of permeability (p ≤ 0.001). Notably, OK-101 demonstrated a dramatic reduction of DED-induced corneal permeability as well (p ≤ 0.001). OK-101’s effect in reducing DED-induced corneal permeability was virtually identical to that of the cyclosporine positive control and close to the baseline corneal permeability observed in non-stressed control animals.

Following the in-life portion of the study, immunohistochemistry was performed on frozen sections of enucleated mouse eyes to measure CD4+ T-cell infiltration into the conjunctival epithelium of the eye. Animals induced to develop acute DED and not treated with drug (Vehicle animals) showed significant infiltration of CD4+ T cells within the conjunctival epithelium, whereas OK-101 demonstrated a statistically significant (p ≤ 0.01) reduction in dry-eye-induced enhancement of CD4+ T-cells. In fact, the level of CD4+ T cells observed in OK-101 treated animals was equivalent to the CD4+ T cell level observed in naïve untreated animals.

Immunohistochemistry was also performed on enucleated intact conjunctiva of mouse eyes fixed in 10% formalin, embedded in paraffin, and sectioned and stained. DED typically leads to a loss of goblet cell density as was observed following induction of DED in the mice administered Vehicle. Whereas administration of OK-101 significantly rescued the DED-induced loss of Goblet Cells.

In addition, in a separate set of animal model experiments, we evaluated pain-reducing activity of OK-101 in a ciliary nerve ligation mouse model of corneal neuropathic pain. Neuropathic corneal pain is a severe, chronic and debilitating disease with no FDA approved commercially available treatments currently available for this condition. In collaboration with Pedram Hamrah, MD, Professor of Ophthalmology, cornea specialist, and clinician-scientist at Tufts Medical Center, Boston, we demonstrated that OK-101 suppresses neuropathic corneal pain in a mouse model of neuropathic corneal pain developed in Dr. Hamrah’s laboratory. OK-101 was topically administered to mice in comparison to the positive control gabapentin which was administered via intraperitoneal injection. Pain relief was evaluated by an eye-wipe count, and OK-101 was shown to reduce corneal pain similar to that of gabapentin, a commonly used oral drug for neuropathic pain. Notably, the drug concentration of OK-101 used in this study was identical to that used in mouse models of DED that demonstrated ocular anti-inflammatory activity. OK-101 had no effect on corneal epithelial integrity compared to gabapentin or balanced salt solution.

A separate series of experiments was also performed to evaluate ocular tolerance of OK-101 in rabbits via repeated ocular instillation followed by clinical ophthalmic observations. Rabbit ocular tolerance tests on OK-101 showed no adverse signs such as inflammation, chemosis or hyperemia and no signs of local irritation.

Based on the results from earlier DED animal model studies that have been performed with OK-101 as well as the additional animal study illuminating the potential of OK-101 to reduce corneal neuropathic pain, we are moving forward with plans to file an IND in the fourth quarter of 2022 on OK-101 to treat DED to enable us to begin clinical trials soon thereafter. To support this work, we signed an agreement on April 13, 2021 with Ora, Inc., or Ora, a major clinical research organization (“CRO”), specializing in ophthalmic drug development. During the fourth quarter of 2021 we successfully manufactured a 200-gram batch of OK-101 drug substance needed for the IND-enabling studies. Ora Inc. provided us the following consulting services:

●	Preparation of the OK-101 Pre-IND briefing document
●	Support in requesting and preparing for the OK-101 Pre-IND meeting with the FDA
●	Support for regulatory publishing and submission of IND in Electronic Common Technical Document (“eCTD”) format
●	Providing quality oversight for development of topical formulation for OK-101
●	Providing quality oversight for development and qualification of a drug stability analysis method for OK-101 along with conducting stability studies to establish that the formulated drug product is stable for at least 90 days
●	Support for completing animal toxicology studies in two animal species

During 2022 we have significantly advanced our efforts to finish all IND-enabling activities and are presently on track to file the IND on OK-101 to treat DED in the fourth quarter of 2022. These ongoing activities have included:

●	Completing topical formulation of the OK-101 drug product and initial stability studies
●	Finalizing the bioanalytical method development to support the OK-101 clinical program
●	Completing batch manufacture of current good manufacturing practices (“cGMP”), of OK-101 for clinical trials
●	Completing toxicokinetic method development
●	Completing toxicology studies in rabbits and dogs
●	Completing stability studies of formulated OK-101

Based on recent consultations with Ora and subject to sufficient funding, we plan to commence the first human study with OK-101 in the first quarter of 2023, and because the drug is designed to be administered topically, we plan to skip the standard Phase 1 studies typically expected with orally delivered or injectable drug candidates in non-life-threatening conditions. Consequently, this first trial is planned to be a Phase 2 efficacy clinical trial in DED patients and is anticipated to be conducted in approximately 200 to 250 DED patients. The study is being designed in conjunction with, and will be managed and monitored by Ora, well known for its leadership of ophthalmic clinical trial activities. The Phase 2 trial is expected to be completed in 6-8 months from enrollment of the first patient.

On February 15, 2022, we announced the successful completion of the pre-IND meeting facilitated by Ora with the FDA regarding development plans for OK-101 to treat DED. Both nonclinical and clinical development milestones were covered in the pre-IND meeting, with the FDA agreeing that our first human trial would be a Phase 2 safety and efficacy trial in DED patients. The FDA also provided guidance on the planned protocol for this trial in DED patients, concurring with our decision to designate co-primary efficacy endpoints covering both a sign and a symptom of DED in the clinical protocol of the trial. The decision to designate efficacy endpoints as primary endpoints in this trial is highly significant as should this trial meet its prespecified primary endpoints, this result could accelerate the timeline to a new drug application, or NDA, filing with the FDA. We are presently still on track with our pre-IND work on OK-101 and are planning to file the IND to treat DED in the fourth quarter of 2022, followed by the planned commencement of a Phase 2 trial in DED patients in the first quarter of 2023, subject to sufficient funding.

Additional Applicable Disease Indications for OK-101

A second related ophthalmic disease indication that is the target of our chemerin-based technology is uveitis. Uveitis is the third leading cause of blindness worldwide. The most common type of uveitis is an inflammation of the iris called iritis (anterior uveitis). Uveitis can damage vital eye tissue, leading to permanent vision loss. Uveitis is currently treated with corticosteroid eyedrops and injections that reduce inflammation, however, the long-term use of corticosteroids causes risk of cataract and glaucoma, requiring close monitoring for their potential side effects.

Once we are in the clinic evaluating OK-101 to treat dry eyeDED, we will also undertake the clinical plan to explore the drug candidate’s potential to suppress the inflammation associated with uveitis. In support of this plan, we will also be exploring preclinical development of OK-101 for the uveitis indication by first establishing ‘proof-of-concept’ for this indication utilizing animal model studies of anterior uveitis to evaluate the potential of OK-101 to suppress the inflammation associated with uveitis.

A third related ophthalmic disease indication that is the target of our chemerin-based technology is allergic conjunctivitis. Allergic conjunctivitis is inflammation of the conjunctiva caused by an allergic reaction that affects about 20% of the global population and is typically treated with antihistamines, mast cell stabilizers and corticosteroids. Although there are effective drugs for the treatment of ocular allergies, about one third of patients do not respond adequately to the currently marketed drugs. Further, patients who display poor response to antihistamines appear to suffer from chronic and seasonal allergies. There is a lack of an optimal treatment for the perennial and severe forms of ocular allergies. We plan on conducting ‘proof-of-concept’ studies using OK-101 for the treatment of chronic and seasonal allergic conjunctivitis using a conjunctival allergen challenge animal model to investigate the potential of OK-101 to suppress the inflammation associated with allergic conjunctivitis.

2)	OK-201 preclinical discovery program

Our focus is to develop first-in-class drug candidates as non-opioid analgesics for ocular pain management without side effects and the potential abuse associated with opioid medications. Ocular pain occurs in several ophthalmic conditions including DED, uveitis, diabetic retinopathy (DR), accidental trauma, surgery, and is typically treated with oral steroids, non-steroidal anti-inflammatory drugs (NSAIDs), neurotransmitters and oral gabapentin and opioids in severe cases. There is no FDA approved drug yet for ocular pain in the form of eye drops. Damage to the ocular surface (nociceptive pain in response to inflammation) or to the somatosensory nervous system (chronic neuropathic pain) due to the underlying pathogenesis of eye disease is the main cause of pain.

A lipidated BAM analogue (OK-201), a promising candidate for the treatment of neuropathic and inflammatory pain, was licensed from Tufts Medical Center (TMC), Boston, MA on May 1, 2018. OK-201 is designed to activate a human MAS-Related G Protein-coupled Receptor (MRGPR), which is a promising analgesic target. This receptor is expressed mainly in sensory neurons and is involved in the perception of pain. Activation of MRGPR by BAM peptide inhibits pain by modulating Ca2+ influx.

On August 6, 2019, we signed a collaborative agreement with TMC and Pedram Hamrah, MD, Professor of Ophthalmology at Tufts University School of Medicine, Boston, MA as Principal Investigator to evaluate OK-201 and other proprietary lead compounds to suppress corneal neuropathic pain using a mouse ocular pain model recently developed in Dr. Hamrah’s laboratory. Our goal was to further develop this lipidated peptide, as well as explore additional analogues, for their potential use in treating ocular pain, and for potentially treating long-term chronic pain.

On April 28, 2021, we announced positive results of OK-201, a non-opioid analgesic drug candidate delivered topically in Dr. Hamrah’s mouse neuropathic corneal pain model, as a potential drug to treat acute and chronic ocular pain. Importantly, OK-201 demonstrated a reduced corneal pain response equivalent to that of gabapentin, a commonly used oral drug for neuropathic pain. These observations demonstrated preclinical ‘proof-of-concept’ for the topical administration of OK-201 as a potential non-opioid analgesic for ocular pain.

Although the results with OK-201 were encouraging, due to subsequent success obtained with OK-101 (see section on OK-101) in follow-on animal model studies utilizing the same mouse neuropathic corneal pain model as for OK-201, we have decided to maintain this drug candidate at the exploratory level while we focus our primary energy on the OK-101 program to treat DED, based on OK-101’s combination of anti-inflammatory and ocular pain-reducing activities in animal models of these conditions.

Financial summary

Consolidated Statement of Comprehensive Income

The Group reported a loss for the year ended March 31, 2022, of £3,976k (2021 restated: £2,563k). The loss is detailed in the consolidated statement of comprehensive income on page 44.

The Group’s expenditure on research and development was £953k for the year ended March 31, 2022, as compared to £133k for the year ended March 31, 2021. The increase in expenditure was due to the progress being made towards filing an IND with FDA for OK-101.

Other operating expenses were £3,600k for the year ended March 31, 2022 as compared to £2,440k for the year ended March 31, 2021, an increase of £1,160k. The increase in cost is a result of additional fair value charges of £882k relating to the issuance of additional options, an increase in salaries of £187k due to a full year of expense for the Chief Scientific Officer plus an additional hire, additional compliance, professional fees, legal and foreign exchange costs of £662k due to increased activity in the Company, increased directors fees of £316k due to the full year of expense for the Chief Executive Officer, offset by a lower bonus than that awarded for the year ended March 31, 2021 to the Non-Executive Chairman for £887k, (on the basis of the co-invention of the use of Chemerin in the COVID-19 indication when he was not a Director or employee of the Company (now the subject of a patent application); work carried out in procuring, backing and completing the refinancing the Company in 2020 and actions taken to make new executive appointments and scientific advisory appointments to the Board with the result that the Company now has a clear and accelerated path).

Liquidity and cash

As at 31 March 2022, the Group’s cash balance stood at £2,056k (31 March 2021: £4,992k).

The Group successfully raised £1.05k to further progress its pre-clinical pipeline during the year ended March 31, 2022, via the exercise of warrants. In May 2022, post period end, the Group successfully raised £1.7m ($2.0m) after expenses, as part of an IPO in conjunction with a dual listing on NASDAQ.

Other Balance Sheet items

Other receivables increased by £588k to £619k at the end of March 31, 2022 (2021: £31k). This was driven by increased prepaid CRO costs due to ramp up in activities associated with our OK101 clinical development programmes.

Going Concern

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of March 31, 2022, had an accumulated deficit of £76.8m (£64m of this accumulated loss relates to a discontinued business prior to the reorganisation in 2018), a net loss for the year ended March 31, 2022, of £4.0m and net cash used in operating activities of £4.0m.

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued. The cash balance as at 1 August 2022 is approximately £1.5m, with current liabilities of £978k. The cash burn rate until from the beginning of August to the end of December 2022 is projected at £2.4m, and the company projects that without additional financing facilities it will run out of cash in October 2022. Consequently, in the opinion of the directors there is a material uncertainty that may cause significant doubt about the Group’s ability to continue as a going concern.

The Directors are however aware, through their own extensive experience in the sector, that this position is not uncommon in the context of a pre-revenue life sciences company principally involved in cash consuming research and development activity. The Directors took strategic advantage of the opportunity to dual list the Company on NASDAQ in May 2022 in order to be able to access potential liquidity in the US, which is generally a more favorable environment for life sciences companies to raise money and where there are more specialist investors focused on early-stage opportunities. The Directors are also confident that the nature of the OK101 clinical program is such that various inflection points arise over a relatively short period of time which should provide financing opportunities, for example the FDA approval of the IND in December 2022 for OK101 in DED and the return of headline data from the Phase II registration trial to be held between July and December 2023; these pivotal events in the primary clinical program for OK101 have the benefit of being relatively near term events (which is unusual in the context of the normal timeframes for Phase II clinical programs to deliver meaningful data points. The Directors have also consulted the Company’s investment bankers with a view to planning a number of alternative financing strategies to ensure the Company has access to sufficient capital to finance its planned R&D activity in the coming 18 months.

To meet the Company’s short-term liquidity needs, the Company has secured a $2m (approximately £1.6m) short-term credit facility with a related party in order to bridge any delays in the occurrence of the anticipated clinical milestones for the OK-101 program. The loan is available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the loan is not repaid after the 6-month period. The loan will extend the Company’s fixed cost cash burn to April 2023 without the need to raise additional funds. The Directors believe that this facility together with additional working capital management measures will be sufficient to complete the IND application in mid-November 2022. The Directors also considered any risks to the short-term cash position of the company such as delay in IND filing, and they identified that the risk would be highly unlikely and could be managed within the cash resources including financing facilities.

On completion of the IND application the company will be in a position to raise funds on the market, via the financing strategies being discussed with the Company’s investment bankers. The necessary steps are being taken to affect such a fundraise.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures already put in place and being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

COVID-19

We remain cognisant of the potential impact of coronavirus (COVID-19) on our operations and have taken the steps necessary to maintain the integrity of the Group’s assets and the health and wellbeing of our employees.

Remote working and outsourcing of research and development activities has meant that progression of the project pipeline is minimally impacted by the pandemic.

Russia – Ukraine conflict

Our global operations may be impacted by certain factors in the global economic environment including impacts of political or civil unrest or military action, including the conflict between Russia and Ukraine. To date, there has been minimal impact of the conflict in the Group.

While we are monitoring the effects of the armed conflict between Russia and Ukraine, the broader economic consequences of the conflict, including its potential future impact on our business, are currently difficult to predict. Regional instability, geopolitical shifts, potential additional sanctions and other restrictive measures against Russia, neighbouring countries or allies of Russia, and any retaliatory measures taken by Russia, neighbouring countries or allies of Russia, in response to such measures could adversely affect the global macroeconomic environment, currency exchange rates and financial markets, which could in turn adversely impact our business.

Outlook and Strategy

The development of new drugs to treat DED has been particularly challenging due to the heterogeneous nature of the patient population suffering from DED, and due to the difficulties in demonstrating an improvement in both signs and symptoms of the disease in well-controlled clinical trials. The evidence from over 40 years of scientific literature, however, suggests inflammation as the most common underlying cause of DED. Consequently, development of new therapeutic agents that target inflammatory pathways is looking to be an attractive approach in improving symptoms in DED patients.

During the next 12 months, OKYO plans to achieve a major step by moving from preclinical-stage to clinical-stage, with the planned filing of an IND on OK-101 to treat DED in fourth quarter of 2022, and the subsequent initiation of a Phase 2 trial of OK-101 to treat DED patients in the first quarter of 2023.

With the successful filing of the IND on OK-101 to treat DED, the virtue of OK-101 being formulated as a topical drug that can be administered to patients in the form of eye drops, means that our first clinical trial after IND submission is planned to be a Phase 2 trial in DED patients, potentially providing an early indication of drug efficacy in DED patients. This plan was validated by a successful pre-IND meeting with FDA that occurred in February of 2022. On February 15, 2022, we announced the successful completion of the pre-IND meeting facilitated by Ora with the FDA regarding development plans for OK-101 to treat DED. Both nonclinical and clinical development milestones were covered in the pre-IND meeting, with the FDA agreeing that our first human trial would be a Phase 2 safety and efficacy trial in DED patients. The FDA also provided guidance on the planned protocol for this trial in DED patients, concurring with our decision to designate co-primary efficacy endpoints covering both a sign and a symptom of DED in the clinical protocol of the trial. The decision to designate efficacy endpoints as primary endpoints in this trial is highly significant as should this trial meet its prespecified primary endpoints, this result could accelerate the timeline to a new drug application, or NDA, filing with the FDA. We are presently still on track with our pre-IND work on OK-101 and are planning to file the IND to treat DED in the fourth quarter of 2022, followed by the planned commencement of a Phase 2 trial in DED patients in the first quarter of 2023, subject to sufficient fundraising.

Should drug efficacy be borne out in this first human trial with OK-101, we will have validated proof-of-concept in this very first human study. With this success in hand, we believe that rapid further clinical development of OK-101 to treat DED will be in order. We anticipate that OK-101, in addition to its potential to treat DED, can then also be evaluated to treat uveitis and allergic conjunctivitis. Hence, once we are clinically evaluating OK-101 to treat dry eye, we will also undertake the plan to explore the drug candidate’s potential to suppress the inflammation associated with uveitis and allergic conjunctivitis. In support of this plan, we will be exploring preclinical development of OK-101 for the uveitis indication by first establishing ‘proof-of-concept’ for this indication utilizing animal model studies of anterior uveitis to evaluate the potential of OK-101 to suppress the inflammation associated with uveitis. We also plan on conducting ‘proof-of-concept’ studies using OK-101 for the treatment of chronic and seasonal allergic conjunctivitis using a conjunctival allergen challenge animal model to investigate the potential of OK-101 to suppress the inflammation associated with allergic conjunctivitis.

Gabriele Cerrone

Non - Executive Chairman

15 August 2022